

July 12, 2021

Vincent T. Cubbage
Chief Executive Officer
TortoiseEcofin Acquisition Corp. III
5100 W. 115th Place
Leawood, KS 66211

>   **Re: TortoiseEcofin Acquisition Corp. III**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed June 29, 2021**
>   **File No. 333-253586**

Dear Mr. Cubbage:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1 filed June 29, 2021

General

1.   We note the added disclosure regarding the anchor investors. Please revise the cover page and the defined term in the Summary on page 1 to acknowledge that if the anchor investors purchase the allocated amount of units, your sponsor will sell the anchor investors an aggregate of 1,650,000 founder shares at their original purchase price of $0.003 per share. In appropriate places, please also discuss the dilutive impact that the issuance of additional founder shares to the anchor investors would have on investors in this offering. Additionally, we note that your anchor investors are not affiliated with management. Please revise to disclose whether any of the anchor investors are affiliated with you, your sponsor, or your directors, as well as any related conflicts or associated risks.

      Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brenda Lenahan